Exhibit 10(PP)

Compensation Arrangements For Non-Management Directors

Annual Retainer and Meeting Fees

Each of the non-management Directors of Goodrich Corporation (the “Company”) receives an annual retainer of $50,000, payable in quarterly installments. In addition, each of the Company’s non-management directors receives $1,500 for each Board and Board Committee meeting attended, except that the chairperson of a Committee receives $2,500 for each meeting of that Committee attended.

Outside Directors’ Deferral Plan

Non-management Directors may elect to defer annual retainer and meeting fees under the Outside Directors’ Deferral Plan (filed as Exhibit 10(MM) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004). The Outside Directors’ Deferral Plan permits non-management Directors to elect to defer a portion or all of the annual retainer and meeting fees into either a phantom share account or a cash account. Amounts deferred into the phantom share account accrue dividend equivalents, and amounts deferred into the cash account accrue interest at the prime rate. The plan provides that amounts deferred into the phantom share account are paid out in shares of Company Common Stock, and amounts deferred into the cash account are paid out in cash, in each case following termination of service as a Director in either a single lump sum, five annual installments or ten annual installments.

Directors’ Phantom Share Plan

The Outside Directors’ Phantom Share Plan (filed as Exhibit 10(NN) to the Annual Report on Form 10-K for the year ended December 31, 2004) provides for an annual grant of phantom shares to each non-management Director equal in value to $60,000. Dividend equivalents accrue on all phantom shares credited to a Director’s account. All phantom shares are fully vested on the date of grant. Following termination of service as a Director, the cash value of the vested number of phantom shares will be paid to each Director in either a single lump sum, five annual installments or ten annual installments. The value of each phantom share is determined on the relevant date by the fair market value of Company Common Stock (as defined in the plan).

Directors’ Retirement Plan

Two of the Company’s non-management Directors (Messrs. Glasser and Rankin) participate in the 1982 Directors’ Retirement Plan, which was terminated in 1995. The plan provided that, upon retirement from the Board of Directors after reaching the age of 55 with at least ten years of service as a Director, any non-management Director would be entitled to receive an annual amount equal to the annual retainer in effect at retirement. A retiring Director who had reached age 55 and served for at least five but less than ten years would be entitled to a reduced amount equal to 50% of the annual retainer in effect at retirement, plus 10% of such annual retainer for each additional year of service (rounded to the nearest whole year) up to ten. Under the transition provisions of the plan, upon their retirement Messrs. Glasser and Rankin will be entitled to receive an annual amount under the plan equal to 100% and 70%, respectively, of the annual retainer in effect at retirement.

Other

Non-management Directors are reimbursed for actual expenses incurred in the performance of their services as Directors and, in most instances, provided with travel via Company-provided private aircraft to Board of Directors and committee meetings. The Company also maintains $275,000 in business travel accident insurance coverage for each non-management Director.